Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

November 30, 2009

By EDGAR Correspondence
File:  316C

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549
USA

Attention:  H. Roger Schwall, Assistant Director

Dear Mr. Schwall,

Re:  Aurizon Mines Ltd. – Form 40-F and Form 40-F/A for Fiscal Year Ended December 31, 2008

File No. 001-31893

Further to our letter dated November 2, 2009, acknowledging receipt of your review letter dated October 30, 2009, and our request for an extension to respond letter, we hereby respond, by including both your comments and our response, as follows:

Form 40-F/A for the Fiscal Year Ended December 31, 2008, Filed April 9, 2009

General

1.

We note that your EDGAR filing on Form 40-F and certain exhibits thereto do not include page numbers.  Please ensure that you paginate future filings.

Aurizon response:

We will ensure that our future filings will be paginated.

Exhibit 99.1

Risks Related to Financial Matters, page 28

U.S. shareholders of Aurizon….., page 30

2.

In future filings, please eliminate the statement that “U.S. shareholders should consult their own tax advisors about the U.S. federal income consequences that would apply to them if Aurizon ever became a PFIC,” although you may suggest this course of action.

Aurizon response:

We will ensure that our future filings will eliminate the aforementioned statement and instead suggest that U.S shareholders consult their own tax advisors.

United States Securities and Exchange Commission

November 17, 2009

Exhibits 99.4 and 99.5

3.

We note the language “for the fiscal year ended December 31, 2008” included in the first paragraph of each certification.  Please confirm to us that, in future filings, your certifications will appear exactly as set forth in General Instruction B(6) of Form 40-F.

Aurizon response:

We will ensure that our future filings will eliminate the language “for the fiscal year ended December 31, 2008” in our certifications and will appear exactly as set forth in General Instructions B(6) of Form 40-F.

Form 40-F for the Fiscal Year Ended December 31, 2008, Filed March 31, 2009

Exhibit 99.2

Statements of Cash Flows

4.

Please explain to us why your classification of “restricted cash proceeds (funding)” as an investing activity complies with CICA Handbook Section 1540.19 and paragraphs 18 through 20 of FAS 95.  In this regard, it appears that changes in restricted cash flows, held in accordance with terms of the $75 million project loan facility, should be classified as financing activities.

Aurizon response:

In determining the classification of the cash flows relating to the ‘restricted cash proceeds (funding)’, we considered CICA 1540; particularly paragraph 18(c), (d), (e) and (f) and paragraph 19 (c) and (d).

We note for your information that the project loan was fully repaid as at September 30, 2009 and all restricted cash balances were released at that time.

By way of background, the restricted cash accounts were set up on commencement of the loan facility. The funds were held in an HSBC account.  HSBC was the collateral agent for the lending facility and was not one of the lending syndicate banks.  Draw-downs from the loan facility were deposited in the HSBC accounts and then used to pay for the construction and commissioning of the Casa Berardi mine.

Upon startup, proceeds from all gold sales from the Casa Berardi mine were paid into the restricted accounts. Once mine completion tests had been achieved, the accounts were required to maintain a minimum balance equal to the principal repayments and interest for the next 6 months at all times. Cash balances in excess of the minimum requirements were allowed to be drawn from the restricted accounts on a semi-annual basis. Amounts were also drawn from the accounts on a monthly basis, subject to approval by the lenders, to pay for operational funding requirements at the mine.

For Canadian GAAP purposes, our position is that the restricted cash balances are effectively short term investments. We earned interest on these balances for our own account.

Although the amount of the restricted cash balances is derived from the requirements of the project loan facility, the total amount of the restricted cash could in fact exceed the amount of the remaining project loan and following semi-annual interest costs, which was the case at June 30, 2009. This is a clear indication that not all of the restricted cash balances are necessarily earmarked for upcoming loan repayments or interest payments to the lender.  Further, the terms of the project loan facility specifically state that the funds in the restricted cash accounts may be used for funding operations as well as debt repayments.

Our position is that even though the lenders have determined how we invest those funds, we have still invested them and we still receive a return on those investments and accordingly have undertaken an investing activity. Until we make draw-downs or repayments of the project loan, our interpretation would be that we have not undertaken a financing activity.  Such draw-downs or repayments, when they did occur, are reflected as financing activities in the cash flow statement.

Note 3 – Adoption of New Accounting Standards and Recent Pronouncements

5.

We note the impact of your retrospective adoption of CICA Handbook Section 3064 in your fiscal year ended December 31, 2007 has resulted in an increase in assets of $4.5 million and an increase in net earnings of $3.8 million.  Please expand your disclosure to explain in greater detail the provisions of CICA Handbook Section 3064 that resulted in the recognition of these items.  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Aurizon response:

Upon adoption of CICA Handbook Section 3064, the guidance in EIC 27, ‘Revenues and expenditures during the pre-operating period’ no longer became applicable to the Company.

For the years ended December 31, 2006 and 2007, in accordance with the provisions of EIC 27, expenditures incurred prior to the commencement of commercial production were capitalized and revenues incurred prior to the commencement of commercial production were recorded as a reduction in deferred expenditures.  We refer you to note 18(f) of our financial statements for the year ended December 31, 2006 and to note19(f) of our financial statements for the year ended December 31, 2007, where we explain the GAAP difference relating to the treatment of such mine start-up costs.

Accordingly, upon adoption of CICA 3064 effective January 1, 2008, we were required to retrospectively restate our financial statements to reflect the fact that commercial production as a concept was removed from Canadian GAAP.

The guidance in CICA 3064.52(a) states that start-up activities (i.e., start-up costs) should be expensed unless the expenditure is included in the cost of an item of property, plant and equipment in accordance with CICA 3061, ‘Property, plant and equipment’. Therefore, only start-up (pre-commercial production) costs and revenues which can be capitalized in accordance CICA 3061 are eligible for deferral.

During the pre-commercial production period, the proceeds from the sale of gold exceeded the amount of operating expenditures and accordingly the restatements for 2006 and 2007 resulted in an increase in net earnings and in net assets in both cases. The detailed reconciliation of the adjustments made in 2007 are shown at the end of note 3(a)(v) in the 2008 financial statements.

The tabular disclosures for the impact of the restatement on the 2007 and 2006 financial statements would not be included in our 2009 financial statements as a result of our 40F filer status. We respectfully submit that we not be required to amend the disclosure in the 2008 financial statements and would propose to amend the disclosure in our financial statements for the year ended December 31, 2009 to read as follows:

“Note 3(a)(v)

Handbook Section 3064, "Goodwill and Intangible Assets," replaces Section 3062, "Goodwill and Other Intangible Asset," and CICA Section 3450, "Research and Development Costs," and EIC-27, "Revenues and expenditures during the pre-operating period."  The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-operating and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Standard is to be applied to annual and interim financial statements beginning on or after October 1, 2008, while earlier adoption was encouraged. The Company elected to early-adopt Section 3064, effective January 1, 2008. As a result of the adoption of Section 3064, EIC 27, ‘Revenues and expenditures during the pre-operating period’ is no longer applicable to the Company.

The Company's Casa Berardi mine was in pre-commercial production from the fourth quarter of 2006 until the second quarter of 2007, and accordingly, 2007 and 2006 results have been retrospectively restated. During the pre-commercial production period, the proceeds from the sale of gold exceeded the amount of operating expenditures and accordingly the restatements resulted in an increase in net earnings of $3.8 million for the year ended December 31, 2007 and $0.7 million for the year ended December 31, 2006.”

Note 12 – Income Taxes

6.

We note you disclose the company has approximately $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes in future years.  Please expand your disclosure to indicate whether the $13.055 million of Quebec mining duties future income tax liabilities is net of this $10.6 million.  If it is not, please tell us how, if at all, you have recognized the future tax benefit associated with the $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes in future years.  In addition, please disclose the expiry date of the $10.6 million income tax reduction, as contemplated by CICA Handbook Section 3465.91 (f).  In this regard, we note you state these costs are “available for deduction against income for mining duties tax purposes in future years.”  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Aurizon response:

The $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes have been accounted for in the determination of the $13.055 million of Quebec mining duties future income tax liabilities.  The $10.6 million is the tax basis of the Company’s mineral properties and property, plant and equipment compared to the carrying amounts on the balance sheet totaling $179 million.  The $13.055 million is the future income tax liability arising from these taxable temporary differences together with deductible temporary differences.

 The following is a sample of the proposed expanded disclosure we intend to include in our income taxes note:

The Company has approximately $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes in future years, which may be carried forward indefinitely.

 The $10.6 million of accumulated costs available for deduction against income for mining duties tax purposes have been accounted for in the determination of the $13.055 million of Quebec mining duties future income tax liabilities.

7.

Please disclose your considerations and basis for conclusions underlying your income tax asset valuation allowance as of December 31, 2008.  Please also expand your disclosure to discuss the changes in facts, circumstances, assumptions or conclusions that resulted in the reduction in your income tax asset valuation allowance during the year.  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Aurizon response:

The income tax valuation allowance totaling $1.899 million as of December 31, 2008 is solely related to Quebec future income tax assets that have not been recognized as they did not meet the criteria of ‘more likely than not that a future income tax asset will be recognized’.  The Quebec tax pools totaling $150 million are considerably larger than the Federal tax pools totaling $104 million and based upon the Casa Berardi’s life of mine cash flows using projected commodity prices and foreign exchange rates, it did not appear appropriate to recognize the Quebec future income tax assets.  The reduction in the income tax valuation allowance during the year arose as a result of significantly higher than expected 2008 taxable income largely as a result of the substantial increase in the gold price, thereby making it more likely than not that a larger portion, but not all, of those Quebec future tax benefits would be utilized in the future.

The following is a sample of the proposed expanded disclosure we intend to include in our income taxes note in our 2009 financial statements:

“The income tax valuation allowance totalling $1.899 million as of December 31, 2008 is related to Quebec future income tax assets that have not been recognized as they did not meet the criteria of ‘more likely than not that a future income tax asset will be recognized’. This is as a result of the fact that the Quebec tax pools are significantly larger than the Federal tax pools. The reduction in the valuation allowance in 2008 was as a result of our taxable income being significantly in excess of expectations, largely as a result of the substantial increase in the gold price.”

8.

We note you disclose you had $104 million federally and $150 million provincially of accumulated exploration and development costs and capital costs available for deduction against income tax purposes in future years.  Please tell us what amounts have been recognized within your tabular presentation of future income tax assets.  For amounts that have not been included or otherwise recognized, please disclose your considerations and basis for the conclusion for non recognition.  In addition, please disclose the expiry date of these costs available for future income tax reduction, as contemplated by CICA Handbook Section 3465.91(f).  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Aurizon response and a sample of the proposed expanded disclosure we intend to include in our income taxes note:

The $104 million federal and $150 million provincial accumulated exploration and development costs and capital costs have all been accounted for in the determination of the net federal future income tax liabilities.

The Company has approximately $104 million of accumulated federal exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely.  Similar Quebec accumulated costs total $150 million, which may be carried forward indefinitely.

9.

We note you disclose no benefit has been recognized in relation to certain non-refundable Quebec tax credits ($12.9 million which may be carried forward from 2013 to 2018 and $6.0 million which may be carried forward from 2023 to 2028).  Please disclose your considerations and basis for conclusion regarding non-recognition of deferred tax assets.  In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The non-refundable tax credits have not been recognized because, in our judgment, there was not ‘reasonable assurance' that the credits will be realized, as required by CICA Section 3805.  The factors that we considered in making this judgment included Casa Berardi’s estimated life of mine cash flows using projected commodity prices, operating costs, capital expenditure and foreign exchange rates. With respect to the Quebec tax credits, we also took into account the significant tax pools available for deduction against taxable income, against which there remains a valuation allowance of $1.9 million.  Accordingly, we did not consider that there was reasonable assurance that the Quebec non-refundable tax credits would be realized.  With respect to the Federal tax credits, management's estimates indicate that they might potentially be available for use in 2013, the last year of the expected mine life.  Given the uncertainty of predicting 5 years ahead for production levels, operating costs, gold prices, foreign exchange rates and capital expenditure and the fact that the mine had only been operating for 2 years, management did not consider that there was reasonable assurance at December 31, 2008 that those Federal tax credits would be realized.

Aurizon response and a sample of the proposed expanded disclosure we intend to include in our income taxes note:

"In addition, the Company has Quebec non-refundable tax credits of $12.9 million which may be carried forward from 2013 to 2018, before expiring and $6.0 million of federal non-refundable tax credits which may be carried forward from 2023 to 2028.  Based on management's assessment of mine life cash flows, taking into account commodity prices, operating costs, capital expenditure and foreign exchange rates, as well as the availability of other significant tax pools, no benefit has been recognized in respect of these amounts because there is not reasonable assurance that the credits will be recognized."

United States Securities and Exchange Commission

November 17, 2009

As requested in your letter, please accept the following acknowledgement:

The Company is responsible for the adequacy and accuracy of the disclosure in its annual report on Form 40-F and Form 40-F/A for the Fiscal Year Ended December 31, 2008;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its annual report on Form 40- F or Form 40-F/A  for the Fiscal Year Ended December 31, 2008; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the aforementioned responses satisfactory.  However, should you have any questions or require any further information, please do not hesitate to contact the writer.

Yours very truly,

AURIZON MINES LTD.

_________________________
Ian S. Walton,
Executive Vice-President &
 Chief Financial Officer

ISW/jask

Cc:

Shearman & Sterling LLP

Attn:  Christopher J. Cummings, Partner

PricewaterhouseCoopers LLP

Attn:  Mark Platt, Partner